DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

02020300

NO ACT
P.E 1-28-02
1-00143

February 23, 2002

Act 1934
Section 14A-8
Rule
Public Availability 2/23/2002

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Re: General Motors Corporation
Incoming letter dated January 28, 2002

Dear Ms. Larin:

This is in response to your letter dated January 28, 2002 concerning the shareholder proposal submitted to General Motors by the Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

GM

General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

January 28, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on October 22, 2001 from Robert D. Morse (as revised and resubmitted on November 5, 2001, Exhibit A) from the General Motors Corporation proxy materials for the 2002 Annual Meeting of Stockholders. The proposal states:

> Management and Directors are requested to change the format of the Proxy Material in the two area which are not fair to shareholders: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote for Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

General Motors intends to omit the proposal under Rule 14a-8(c) on the grounds that the proponent's submission constitutes more than one proposal. General Motors also believes that the proposal may be omitted under paragraph (i)(8) of Rule 14a-8(i)(8) as relating to an election for membership to its board of directors and paragraph (i)(3) as false and misleading.

<u>1. The proponent has submitted two proposals.</u>

On October 26, 2001 General Motors informed the proponent that he had submitted more than one proposal in violation of paragraph (c) of Rule 14a-8 and requested him pursuant to paragraph (f)(1) to correct the deficiency (Exhibit B). On November 5, 2001, the proponent responded with the amended proposal set forth in Exhibit A and stated in a separate letter (Exhibit C) that his single proposal was to change the format of the proxy materials, and the two items identified in GM's October 26 letter—the AGAINST provision and the "voted at the discretion of Management"—were the specific changes proposed. Mr. Morse commented further: "A parent might say: 'Take your hands out of your pocket,' 'Wipe that smirk off your face.', and still be making one request, namely, 'to shape up'!"

The weakness in this analogy is that there is no rule limiting parents to one request, unlike Rule 14a-8(c). The Staff has consistently taken the position that a company may omit a proposal pursuant to Rule 14a-8(c) if it contains substantially distinct issues. See, e.g., Bob Evans Farms, Inc. (May 31, 2001); Fotoball USA, Inc. (April 3, 2001); BostonFed Bancorp, Inc. (March 5, 2001); American Electric Power Company, Inc. (January 2, 2001). To use the proponent's example, the relevant question would be whether the parent's request relates more than one distinct issue. In some cases, multi-part proposals have been treated as a single proposal under Rule 14a-8(c) where they are related to a single concept. See Lockheed Corp. (March 11, 1994); Computer Horizons Corp. (April 1, 1993); Ferrofluidics Corporation (September 18, 1992). (In the proponent's example, "shape up" would be the central concept.) Merely identifying a unifying concept, however, does not insulate a proposal from exclusion if the elements are not related clearly enough to a reasonably limited, specific idea. For example, in American Electric Power, the proposal dealt with director term limits, meetings, and compensation; the proponent identified the theme as director governance, and stated that his "precise unifying concept" was improvement of board performance. The Staff held nevertheless that the proponent had exceeded the one proposal limit. Similarly, in BostonFed Bancorp, the Staff noted that all of the proponent's submission related to "removing 'the restrictions on the rights of shareholders'" set forth in the company's certificate of incorporation and bylaws, but found that more than one proposal was submitted, in violation of Rule 14a-8(c).

The proposal in this case is difficult to understand, but it clearly has two distinct elements: (1) a change in the wording of the proxy material to provide a clearer opportunity for stockholders to vote against some or all nominees for director, and (2) the removal of a description of the voting instructions given to the proxy committee stating that proxy cards that are signed but not otherwise marked will be voted in accordance with the Board's recommendations. The first point is basically deals with form; the proposal would replace the word "EXCEPT" with "AGAINST", which the proponent believes is clearer and more persuasive, as discussed in the following section. The second point is substantive; the supporting statement indicates that the proposal is not merely to remove the language but to effect a change in the voting instructions, so that signed proxies without further instructions would not be voted by the proxy committee. The reason for this change is to permit stockholders to be counted as present for all purposes but to abstain from voting, which the supporting statement considers a right which it is unfair to withhold. The second point would create a significant change in corporate policy; the change in the proxy material would be an incidental correction to reflect the changed policy. The proponent has identified his single proposal as "to change the format [of the proxy material]," so that the question is whether both points are related to that unifying, specific concept. Both issues raised in the proposal would result in a change to the proxy material, but unlike the first point, the second point—removing the description of the voting instructions—implies a significant change in corporate policy beyond the format of the proxy material. To the extent that an issue in the proposal is focused outside the proxy format, it constitutes a distinct proposal. (For example, adding new names to the list of the board's nominees would require a change in format, but the importance of the change would lie beyond the format.) Accordingly, the proponent's submission should be treated as containing two distinct proposals in violation of Rule 14a-8(c). Since General Motors provided an opportunity to remedy this deficiency pursuant to Rule 14a-

8(f)(1) , which the proponent declined, GM should be permitted to exclude the entire submission under Rule 14a-8(c).

2. The proposal relates to the election of directors.

If the submission is deemed to be a single proposal, that proposal may be omitted under paragraph (i)(8), which permits the omission of a proposal that relates to an election of members of the board of directors. The change in format is intended to discourage stockholder votes in favor of management recommendations. The supporting statement calls the current format unfair and notes that the election of directors is the only item for which there is no option provided for voting "AGAINST". According to the second paragraph of the supporting statement, the formal change of providing a column labeled "AGAINST" instead of "EXCEPT" is intended to stimulate more stockholders to vote against the board's nominees:

> Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, said Shareowners likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than basic pay and some acceptable perks.

In other words, the proponent envisions this change as enabling him and other stockholder proponents to make a recommendation to vote against the board's nominees. The SEC has stated that a proposal that "attempt[s] to dissuade stockholders from voting in favor of management's nominees" or "may be deemed an effort to oppose the management's solicitation on behalf of the re-election of" its nominees relates to an election and is therefore excludable under paragraph (i)(8). In the Matter of Union Electric Co., 38 S.E.C. 921 (1959); Wm. Wrigley Jr. Company (January 2, 2002) (very similar proposal from same proponent); ASECO Inc. (March 18, 1980). The supporting statement makes it obvious that the proposal is intended to promote votes against the board's nominees for director.

3. The supporting statement includes a false and misleading statement.

The first sentence following "REASONS" refers to "[t]his entirely unfair voting arrangement" and to the "determination to stay in office by whatever means" of management and directors. This unsupported assertion mischaracterizes General Motors' stockholder voting practices, which have consistently complied with the proxy rules and the requirements of the General Corporation Law of Delaware, and challenges the integrity of the Corporation's directors and management. Because this statement would violate Rule 14a-9's prohibition on false or misleading statements, the proposal and supporting statement may be excluded pursuant to paragraph (i)(3).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2002 Annual Meeting of Stockholders.

GM currently plans to print its proxy materials at the beginning of April. If the Staff determines to give the proponent time to revise the proposal, we will need to receive the determination sufficiently in advance so that we can meet our printing schedule after giving the required time to the proponent.

Sincerely,

Anne T. Larin
Attorney and Assistant Secretary

Encls.

c: Robert D. Morse

Proposal Adjusted To Comply With Request

September 27, 2001

PROPOSAL

I, Robert D. Morse, 212 Highland Ave. Moorestown, NJ 08057-2717, owner of $2000.00 or more value of Company stock, wish to present the following proposal for printing in the Year 2002 Proxy material:

Management and Directors are requested to change the format of the Proxy Material in the two areas which are not fair to the shareowners: Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

REASONS:

This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means. Note that this is the only area in which an "AGAINST" choice is omitted, and has been so for about 15 years with no successful objections. Claiming of votes by Management is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt of material and only desiring to prevent further solicitation of a vote.

FURTHER:

Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, said Shareowners likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks. THANK YOU.

Robert D. Morse

General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

October 26, 2001

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Dear Mr. Morse:

Your letter dated September 27, 2001 was received by the office of General Motors' corporate secretary on October 22, 2001. (I suspect that delivery was delayed because the address you used did not include the mail code and post office box number, both of which are part of the address for submitting stockholder proposals as given on page ii of the proxy statement for GM's 2001 annual meeting.)

Your letter submits two proposals, not including the alternate proposal, in violation of Rule 14a-8(c) of the SEC's Proxy Rules. The "proposal" set forth in the second paragraph of the attachment to your letter, as I understand it, consists of two separate items: (1) Changing the form of the proxy card so that a stockholder can vote against a nominee rather than withhold votes from that nominee, and (2) Deleting the statement that signed proxies with no other instructions will be voted at management's discretion. (If I have misunderstood your proposal, you may still wish to consider revising it to make it clearer.) Pursuant to paragraph (f) you have 14 days from the date you receive this letter to respond by correcting this violation of paragraph (c)'s one-proposal requirement.

I have included a copy of Rule 14a-8 for your information. Please send your response to my attention at the address below.

Sincerely,

Anne T. Larin
Attorney and Assistant Secretary

Enclosure

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
November 5, 2001

Ms. Anne T. Larin, Attorney & Sec'y
General Motors Corporation
300 Renaissance Center
PO Box 300 MC482-C38-B71
Detroit, MI 48265-3000

Dear Ms. Larin:

I wish to state that my proposal is a single one: "to change the format". The succeeding "Against" and "voted at the discretion of Management" are what is desired to be changed, otherwise I might be asked: "change what ?"

A parent might say: " Take your hands out of your pocket," "Wipe that smirk off your face.", and still be making one request, namely, "to shape up" !

Thanks for commenting on the three weeks delay due to my neglect in properly addressing my proxy request, sorry about that.

While on the subject of addresses, your mail department used a plain brown envelope with the words "First Class Mail", and an applied label addressed to me. There was no company name or return address whatsoever on the outside. I slit it open with a letter opener and peeked at the contents before removal. I don't scare easily, but because our regional Bellmawr Postal Distribution Center was closed for decontamination, I took the published precaution of being careful. No problem with that, but guess what ? I read the mail about 4:00PM today and within a few minutes a rhyme occurred, then about 7:30 PM, 3 others in a row ! I claim it is a Gift, as I do not "sit down to compose", but just follow what comes to mind at any moment, and jot them down. Silly, perhaps, but I will continue my procedure as long as it lasts.

P.S. The "Gotcha !" was jotted where a return address should be and provided the rhyme titles, by recalling some happenings here time back; I did the engraving. The second party lives close by. Gossip ? No, just comment on "a woman goes from man to man", remember the survival song ?

Again, thanks for writing,

Robert D. Morse

Robert D. Morse

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711
January 29, 2002

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Letter from General Motors Corp.
Dated January 28, 2002
In addition to: October 26, 2001
Copy Incl. By GM

Ladies and Gentlemen:

There is a determined effort in stating I have entered more than one proposal, even after an explanation in letter dated October 26, 2001 which disproved the claim. Had I not stated the two areas in which I am aware shareowners are being denied proper treatment, I would immediately be asked: "Change what ?"

My reference "to shape up" is a "help to understand a situation": An analogy, I used when it is obviously intentionally or otherwise misinterpreted ! Further proof is noted in that Page 2, Par. 1, 2, is a continuation of argument to delete, which should be ignored for its intensity to derail my proposal by sidetracking it with examples of previous decisions not comparable to this proposal. It remains "Change the format--".

Page 3, 2, "relates to the election of directors" argument[s]. It surely does, but not in the manner described by Counsel. That is the subject wherein shareowners are being denied an Americans' "Right to Dissent": not being allowed to do so. Again, a win-win for director nominees, no matter how many presented for a vote.

Page 3, 3, "—includes a false and misleading statement". Note the intensity of argument supplied previously in effort to delete my proposal, which verifies my statement, and is applicable.

The claim that Corporate, State, and SEC rules are violated is disputed in that the very wording of such denies a shareowner "The Right Of Dissent". A fair revision is needed.

My proposal has been reviewed previously and found to be correct for presentation.

Encl: 6 copies for SEC.
1@ for Counsel and GM.
Rhymes for stress relief

Sincerely,
Robert D. Morse
Robert D. Morse

These rhymes are for stress relief.
Not part of the presentation.

STITCHES

What a clever invention is the knitting needle;
Which gives the user a chance to wheedle
A strand or two into a sweater to wear,
And give a feeling of comfort there.
Then consider the single needle to make lace;
Perhaps a collar, to adorn one's face.
Of course, it requires a bit of talent,
And hour after hour is likely spent.
Today, we are not giving up our time,
But for me, it only takes minutes to rhyme,
About someone's clever invention,
To make people feel warm, was their intention.
It could be that yarn gives some the itches,
The occurrence of which, leaves me in stitches.

MESS HALL

Ever wonder why the army calls it a "Mess Hall",
Well, I think I know what started it all.
Some Sloppy Joe joined, brought the "mess" to light,
Since his Mother's kitchen was always a sight.

TITLE

If you happen to have a title,
You may think that it is vital;
That, when I address your name,
I should include it for the fame.
Should I address you as: "John Doe",
Would the epithets begin to flow ?
Perhaps I might be considered clever,
If I just print: "John Doe, Whatever,?
This is something I will not do,
Just because it might embarrass you.

Robert Dennis Morse

These rhymes are for stress relief.
Not part of the presentation.

LONESOME DANCER

She qualifies as a pretty, lonesome lass
Her gowns and hats, old style, first class.
Sometimes she is wearing fashion gloves,
Not the type for pushes and shoves.
Looking very sprite, she takes to the floor,
And dances to the music, in a way to adore.
Perhaps tragedy happened, affected her mind,
Which we should realize, and be not unkind.
I won her as a partner in the mixer,
She sang to me nicely, how could I resist her !

800 NUMBER

I was shown a sheet of paper;
Perhaps my mind was in a vapor.
While asked: "Is this an 800 number ?"
The question brought me out of slumber.
I thought 800 to be a free phone line,
Not an amount the questioner had in mind.
There followed an immediate outburst,
So I finished my tonic, to quench my thirst.
The problem is with communication,
Sometimes caused by annunciation.
Had the person realized their thought,
Our relationship would not be fraught
With constant bickering and neglect,
By showing one another some respect !

Robert Dennis Morse

These rhymes are for stress relief.
Not part of the presentation.

SIR MORS

There was mention of a knight in Arthur's Round Table,
Who, apparently as a fighter, was quite able.
I have yet to see his coat of arms of course,
Or a sketch or picture of him, on his horse.
The knights of old were considered bold,
Was he, like me, always pleased to behold,
Some well dressed lady passing by,
And did he whistle to her on the sly ?
I can't hide behind a visor and shield,
Nor can I whistle, so to him I yield.

MY QUEEN

While playing bridge the other night,
I became aware of a pleasant sight.
My partner, while dealing, flipped over a queen,
An accidental movement, that caused her to be seen.
My thought jumped to Elizabeth, the British Queen;
My favorite in Hearts, she appeared as a dream.
Why not a Heart, instead of a Club ?
A Club can happen to be playing, as a sub.
It follows that my Queen of Hearts
Should not be flipped, or she departs.
My partner asked if I wanted a re-deal,
But that would change the way I feel;
To visit a live Queen I may go back to my roots;
If the part Irish are acceptable, and my pleasure suits.

TONGUE IN CHEEK

Do you recall, when you were young,
Of anyone asking; "Cat got your tongue ?"
Perhaps you were too young to speak,
Thinking that your voice was weak.
Naturally, as we grow older,
We become somewhat bolder.
Even though our cheeks may sag,
Our tongue is a muscle, and can still wag.
Now, if asked: "Why don't you shut your face ?"
We may have said something out of place.

Robert Dennis Morse

These rhymes are for stress relief.
Not part of the presentation.

INTERPRETATION

Can you interpret correctly what you read?
If not, then you are in need
Of an expert's clear advice;
Perhaps a librarian would be nice;
To point out discrepancies
On a printed page,
Then yourself might become a sage!

TWILIGHT

There is a time just before night
When the sky is filled with colors to delight.
The observant person may want to know
What happens to make the sky aglow.
Well the answer is simply this:
You are looking at a scene of bliss.
The sun's mission is over for the day,
And he is just smiling as he slinks away.

JEWISH

There is a likeness in being Jewish,
Though many times they've felt quite bluish.
Some have entertained us with comedy and art;
Science and medical knowledge is some part
Of contributions they have made
To better our lives is a role they played.
Somehow they were prosecuted through the years,
Causing many of them to shed their tears.
Then after awhile they took a stand
And some returned to a promised land.
Once in awhile I'm asked: 'If Jewish?'
So I reply with a smile that's shrewish:
"Keep this a secret in your bonnet,
Not quite yet, but I'm working on it!"

LEARNING II

Schools are for learning, study as you go.
Some of the students learn quite fast,
While others may be slow.
It makes little difference at the end,
If all of us learn one thing:
Not to spend and spend.

Robert Dennis Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 23, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated January 28, 2002

The proposals request that GM make particular revisions to its proxy materials.

There appears to be some basis for your view that the proposals may be omitted from GM's proxy materials under rule 14a-8(f), because the proponent has exceeded the one proposal limitation of rule 14a-8(c). Accordingly, we will not recommend enforcement action to the Commission if GM omits the proposals from its proxy materials in reliance on rules 14a-8(c) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which GM relies.

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor